UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 24, 2020

(Commission File No. 1-15024)

____________________

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com https://twitter.com/novartisnews

MEDIA & INVESTOR RELEASE

Novartis highlights confidence in growing sales with margin expansion, fueled by in-market brands and a rich pipeline, at Annual Meet the Management investor event

•	Novartis showcases unique profile with therapeutic area breadth and depth, exposure to cutting edge platforms and diversification of revenues in terms of assets and geographies
•	Key growth drivers now contributing to 48% of Innovative Medicines sales; upcoming launches expected to lay the foundation for future sales expansion
•	Advancing leading pipeline based on scale, innovation and value which will fuel growth in the mid- to long-term and help offset patent cliffs
•	Committed to driving consistent margin expansion, Innovative Medicines expected to reach high 30s in the mid-term. Target for Novartis Technical Operations productivity program starting in 2021 increased from USD 1.5bn to USD 2bn
•	Laying the foundations for sector leadership in the ESG space
•	Initiating share buyback of up to USD 2.5bn, highlighting confidence in growth

Basel, November 24, 2020 — Novartis is hosting today its annual Meet Novartis Management event giving investors and industry analysts the opportunity to meet with key executives across the company. The virtual meeting provides a deeper view into the company's progress on its ongoing transformation and growth strategy focused on becoming the leading medicines company powered by data science and advanced therapy platforms.

"Novartis offers a unique profile as a fully focused medicines company with diversification across therapeutic areas and geographies, while providing exposure to cutting-edge platforms. We have delivered strong operational performance, growing the top- and bottom- line and delivering on our commitment to margin expansion. Our rich pipeline continues to advance, and we highlight many assets that show significant promise. Reflecting our confidence in future growth and success of our pipeline, we are initiating a share buyback of up to USD 2.5 billion,” said Novartis CEO, Vas Narasimhan.

Novartis has a leading pipeline based on scale, innovation and future value, including 116 assets in phase I or II, 49 in Phase III or undergoing registration and more than 65 new molecular entities. The pipeline is expected to fuel growth in the mid-to long-term, with around 90 percent potential first-in-class/first-in-indication medicines and about 80 percent of targets in areas of high unmet patient need. The company is strengthening its advanced therapy platforms along the value chain with 20 advanced platform therapies in clinical development alongside a large number of pre-clinical projects. Novartis is also making significant progress on the manufacturing and commercialization of these advanced therapy platforms. The total value of estimated sales of products launched from 2020 to 2026 puts Novartis as number two for pipeline replacement power in the global pharmaceutical industry.

The company is advancing sustained lifecycle management for many assets with five key programs highlighted at the meeting:

•	Entresto® (sacubitril/valsartan) is under review for the treatment of heart failure with preserved ejection fraction (HFpEF) with a US regulatory decision expected in the first quarter of 2021. Phase III results are expected in the first half of next year from the PARADISE MI trial studying Entresto in patients with acute myocardial infarction (AMI).
•	Cosentyx® (secukinumab) continues to show strength in dermatology and findings from a Phase III trial in hidradenitis suppurativa (HS) are expected in the second half of 2021.
•	Kisqali® (ribociclib) continues to grow in-market with overall survival (OS) data in aBC from the MONALEESA-2 trial anticipated in the second half of 2021.
•	Alpelisib (BYL719) is on track for a US submission in PIK3CA-Related Overgrowth Spectrum (PROS) in 2021.
•	Beovu® (brolucizumab) is progressing in Phase III development for diabetic macular edema (DME) with a potential submission planned in 2021.

From the many assets in the Pharmaceuticals business unit, Novartis is also highlighting multiple mid- to late-stage assets with key milestones expected in 2021 and 2022:

•	Iptacopan (LNP023), a potential first-in-class oral factor B inhibitor in development for several rare renal diseases and a hematological disorder, is expected to begin Phase III development for IgA Nephropathy (IgAN) in the first half of 2021. The European Medicines Agency (EMA) has granted orphan drug designation to iptacopan for the treatment of IgAN and PRIME designation in C3G.
•	Iscalimab (CFZ533) is an anti-CD40 antibody in development across multiple indications including Sjögren’s syndrome, kidney and liver transplantation; with first results expected in 2022.
•	The Phase III clinical trials for the next-generation anti-IgE/FcεRI antibody ligelizumab (QGE031) in chronic spontaneous urticaria (CSU) are fully enrolled, with results expected in the second half of 2021 and regulatory submission in 2022.
•	In December 2019, Novartis initiated a Phase III outcomes study for pelacarsen (TQJ230), a potential first-in-class antisense oligonucleotide for secondary prevention of cardiovascular events in patients with elevated levels of lipoprotein (a). Results are expected in 2024.
•	Inclisiran (Leqvio®) has received positive CHMP opinion for the treatment of adults with hypercholesterolemia or mixed dyslipidemia, marking an important milestone towards it becoming potentially available in the EU. Currently under regulatory review with the FDA with an action date of December 2020.
•	The FDA granted orphan drug designation for the company’s orally administered, small molecule RNA splicing modulator branaplam (LMI070) for the treatment of Huntington’s disease (HD). A Phase IIb study in HD patients is planned to begin in the first half of 2021.

From its broad portfolio in the Oncology business unit, Novartis is also highlighting five mid- to late-stage assets with key milestones expected in 2021:

•	The Phase III program for canakinumab (ACZ885) in non-small cell lung cancer (NSCLC) is progressing with final results expected from the CANOPY-1 and CANOPY-2 trials in the second and first half of 2021 respectively.
•	Results from the Phase III VISION trial for 177Lu-PSMA-617 in metastatic castration-resistant prostate cancer (mCRPC 3L) are expected in the first half of 2021.
•	Sabatolimab (MBG453), an anti-TIM-3 monoclonal antibody, makes progress in a Phase III trial in high risk myelodysplastic syndrome (HR-MDS), and a potential first submission is anticipated in the second half of 2021.

•	TNO155, a SHP2 inhibitor, is advancing in early clinical trials with a broad combination strategy for KRAS G12C mutant NSCLC and other solid tumors.
•	LXH254, a selective B/C RAF inhibitor, is making progress in multiple combination studies in NRAS and BRAF mutant melanomas and in certain forms of lung cancers.

For Sandoz, management provides an update on progress against its strategy. Recent successes include increasing biosimilar market share in Europe, expansion of gross margin, joint investment to drive sustainable production of antibiotics and strategic deals in the US and Japan. Sandoz is now the only generics company with a top three position in all major regions (US, Europe, ROW). The division continues to target sustained industry leadership, with growth driven primarily by biosimilars, based on a strong pipeline of more than 15 molecules, and a goal to achieve margins in the mid to high 20s range. Sandoz also continues to drive value for society, reaching well over 500 million patients annually, playing a leading role in generating generic savings for healthcare systems worldwide.

The announced share buyback of up to USD 2.5 billion will be executed under the existing annual general meeting authority, starts immediately and will last into the first half of 2021. The program is supported by Novartis’ liquidity and strong balance sheet, in line with our capital structure reflecting AA- (S&P) / A1 (Moody’s) credit rating, and existing capital allocation priorities.

Novartis is committed to driving constant margin expansion and is on track to deliver USD 2 billion cost savings by year-end across Novartis Technical Operations and Novartis Business Services. Novartis Technical Operations also has productivity programs in place that are set to further generate around USD 2 billion in cost reduction in the mid-term.

In the Environment, Social, Governance (ESG) space, Novartis has taken significant steps to achieve its objective of becoming one of the leaders in the sector. Key developments in the last 12 months include the resolution of material legacy compliance issues and the launch of the Code of Ethics, expanded Diversity and Inclusions efforts across all operations, as well as the issuance of the first-of-its–kind sustainability bond in the pharmaceutical industry.

Disclaimer

This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by words such as “pipeline,” “potential,” “confidence,” “launch,” “launched,” “launches,” “will,” “driving,” “strategy,” “development,” “planned,” “continues,” “sustainable,” “on track,” “to deliver,” “future,” “milestones,” “focused,” “growing,” “advancing,” “committed,” “initiating,” “ongoing,” “commitment,” “advancing,” “progressing,” “expected,” “to achieve,” or similar terms, or by express or implied discussions regarding potential marketing approvals, new indications or labeling for the investigational or approved products described in this press release, or regarding potential future revenues from such products; or regarding potential future sales or earnings of the Group or any of its divisions or potential shareholder returns; or regarding the potential impact of the share buyback plan; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward-looking statements are based on our current beliefs and expectations regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that the investigational or approved products described in this press release will be submitted or approved for sale or for any additional indications or labeling in any market, or at any particular time. Nor can there be any guarantee that such products will be commercially successful in the future. In particular, our expectations regarding such products could be affected by, among other things, the inherent uncertainties involved in predicting shareholder returns; the uncertainties inherent in research and development, including clinical trial results and additional analysis of existing clinical data; regulatory actions or delays or government regulation generally; global trends toward health care cost containment, including government, payor and general public pricing and reimbursement pressures and requirements for increased pricing transparency; our ability to obtain or maintain proprietary intellectual property protection; the particular prescribing preferences of physicians and patients; general political, economic and business conditions, including the effects of and efforts to mitigate pandemic diseases such as COVID-19; safety, quality, data integrity or manufacturing issues; potential or actual data security and data privacy breaches, or disruptions of our information technology systems, and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis is reimagining medicine to improve and extend people’s lives. As a leading global medicines company, we use innovative science and digital technologies to create transformative treatments in areas of great medical need. In our quest to find new medicines, we consistently rank among the world’s top companies investing in research and development. Novartis products reach nearly 800 million people globally and we are finding innovative ways to expand access to our latest treatments. About 110,000 people of more than 140 nationalities work at Novartis around the world. Find out more at https://www.novartis.com.

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Antonio Ligi Novartis External Communications +41 61 324 1374 (direct) antonio.ligi@novartis.com	Eric Althoff Novartis US External Communications +1 646 438 4335 eric.althoff@novartis.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: November 24, 2020	By:	/s/ PAUL PENEPENT
	Name:	Paul Penepent
	Title:	Head Group Financial Reporting and Accounting